

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via facsimile
Mr. Benjamin M. Alexander
Greenberg Glusker
1900 Avenue of the Stars, 21st Floor
Los Angeles, CA 90067

Re: Lime Energy Co
File No.: 1-16265

Dear Mr. Alexander:

In your letter dated April 17, 2013, you state that Lime Energy Co. ("Lime" or the "Company") has determined that its consolidated financial statements for the years ended December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011 and for the quarter ended March 31, 2012 may no longer be relied upon. Lime also failed to timely file its Form 10-Q for the periods ended June 30, 2012 and September 30, 2012 and its Form 10-K for the year ended December 31, 2012 due to its need to restate prior periods. You propose that Lime present the results of its restatement in its Form 10-K for the year ended December 31, 2012 and its Form 10-Q for the period ended September 30, 2012. You have outlined a proposed Form 10-K and Form 10-Q presentation format.

In addition to the disclosures you have proposed, Lime should also include in its Form 10-K for the year ended December 31, 2012 and its Form 10-Q for the period ended September 30, 2012 the following:

- Management's Discussion and Analysis, based on the restated annual and quarterly financial information, explaining Lime's operating results, trends, and liquidity during each applicable interim and annual period presented.
- All material information that would have been available and disclosed in Lime's delinquent periodic reports had they been timely filed.

A number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time (this requirement is referred to commonly as the requirement that the issuer be "current" in its Exchange Act reports). Our determination to accept the filings as described in your letter and above will not result in Lime becoming "current" in its Exchange Act reports; rather,

Lime's only means of satisfying that "current" reporting requirement continues to be its filing of all required materials during the period specified in a particular rule or form. For specific consideration of Lime's eligibility to rely on specific rules or forms going forward, please contact the Division's Office of Chief Counsel.

Finally, please understand that this Division's determination regarding the acceptance of the described filings does not foreclose any future enforcement action with respect to Lime's filings or failures to file under the Exchange Act.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

Sincerely,

Tricia Armelin
Associate Chief Accountant